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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No .........)*

                                    DMI, INC.
                                    ---------
                                 Name of issuer

                                     Common
                                     ------
                          Title of Class of Securities

                                   233232 30 5
                                  ------------
                                  CUSIP Number

                               Richard Weed, Esq.
                                  Archer & Weed
                        4695 MacArthur Court, Suite 530
                             Newport Beach, CA 92660
                                  714-475-9086
                                  ------------
                  Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                  July 21, 1997
                                  -------------
              Date of Event which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-a(b) (3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 1) Name of Reporting Person   Jean Pierre Makeyev
                            ----------------------------------------------------

 2) Check the Appropriate Box if a Member of A Group   not applicable
                                                    ----------------------------

 3) SEC Use Only _______________________________________________________________

 4) Source of Funds (see instructions)   IN: OO
                                     -------------------------------------------

 5) Check If Disclosure of Legal proceedings is Required Pursuant to Items 2(d)
    or 2(e)   Not Applicable
           ---------------------------------------------------------------------

 6) Citizenship or Place of Organization   United States of America
                                        ----------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

 7) Sole Voting Power   53,392,405  Shares
                     -----------------------------------------------------------

 8) Shared Voting Power   Not Applicable
                       ---------------------------------------------------------

 9)  Sole Dispositive Power   53,392,405 Shares
                           -----------------------------------------------------

10) Shared Dispositive Power   Not Applicable
                             ---------------------------------------------------

11) Aggregate Amount Owned by Each Reporting Person    53,392,405 Shares
                                                    ----------------------------

12) Check if The Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)   Not Applicable
                  --------------------------------------------------------------

13) Per Cent of Class Represented by Amount in Row (11)   76.54%
                                                         -----------------------

14) Type of Reporting Person    IN
                             ---------------------------------------------------


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ITEM 1. SECURITY AND ISSUER
        Common Stock
        DMI, Inc.
        1530 Monterey Street
        San Luis Obispo, Ca. 93401

ITEM 2. IDENTITY AND BACKGROUND

        (a)     Jean Pierre Makeyev
        (b)     1530 Monterey Street
                San Luis Obispo, Ca. 93401
        (c)     President, DMI, Inc.
                1530 Monterey Street
                San Luis Obispo, Ca. 93401
        (d)     not applicable
        (e)     not applicable
        (f)     United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        Shares of DMI, Inc. were acquired in an exchange of shares with the shareholders DTI Technology, Inc. in accordance with a share exchange agreement previously filed on Form 8K.

ITEM 4. PURPOSE OF TRANSACTION
        The purpose of the transaction was to acquire DTI Technology, Inc. as a subsidiary of DMI, Inc.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a) Reporting Person beneficially owns 53,392,405 shares of common stock of DMI, Inc., which represents 76.45% of the outstanding shares of DMI, Inc. as of September 25, 1997.
        (b) There are 53,392,405 shares as to which there is sole power to vote or direct the vote, and sole power to dispose or direct the disposition.
        (c)     not applicable
        (d)     not applicable
        (e)     not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

        Stock Purchase Agreement between DTI Technology, Inc. and DMI, INC. dated July 21, 1997

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        A copy of the Stock Purchase Agreement described in Item 6 was previously filed with the SEC in DMI Inc.'s Form 8-K/A dated July 21, 1997.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



DATE: December 18, 1997                 /s/ Jean Pierre Makeyev
      --------------------------        -------------------------------
                                        JEAN PIERRE MAKEYEV
                                        Reporting Person